SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

333-109727

(Commission File Number)

NEW CENTURY TRS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

18400 Von Karman, Suite 1000

Irvine, California 92612

(949) 440-7030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.50% Convertible Senior Notes Due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

None

(Approximate number of holders of record as of the certification or notice date)

Pursuant to the requirements of the Securities Exchange Act of 1934 New Century TRS Holdings, Inc., has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 9, 2006	NEW CENTURY TRS HOLDINGS, INC.

	By:	/s/ Robert K. Cole
	Name:	Robert K. Cole
	Title:	Chairman and Chief Executive Officer